UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Rice Acquisition Corp. II

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G75529 100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75529 100

1.	Names of Reporting Persons Rice Acquisition Sponsor II LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,437,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,437,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,437,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 36.0%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (a) 2,500 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of the Rice Acquisition Corp. II (the “Issuer”), (b) 19,435,000 Class A Shares issuable in respect of 8,535,000 units (“Opco Units”) of Rice Acquisition Holdings II LLC (“Opco”), which, pursuant to the Amended and Restated Limited Liability Company Agreement of Opco (the “Opco LLC Agreement”), will be exchangeable (together with an equal number of Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), of the Issuer currently owned by the Reporting Persons) after the Issuer’s initial business combination on a one-for-one basis into Class A Shares (or, at the election of the Issuer, cash) and have no expiration date, and (c) 10,900,000 private placement warrants to acquire Class A Shares (“Private Placement Warrants”).

(2)	Calculated based on (a) 34,502,500 Class A Shares outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (b) 19,435,000 Class A Shares issuable in connection with the Opco Units and Private Placement Warrants. The Class B Shares (together with an equal number of corresponding Opco Units) are convertible into an equivalent number of Class A Shares, and, prior to such exchange, the Class B Shares vote together with the Class A Shares on all matters and accordingly provides as-converted voting rights to holders of Opco Units.

CUSIP No. G75529 100

1.	Names of Reporting Persons Daniel J. Rice, IV
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,437,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,437,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,437,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 36.0%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (a) 2,500 Class A Shares and (b) 19,435,000 Class A Shares issuable in respect of (i) 8,535,000 Opco Units, which, pursuant to the Opco LLC Agreement, will be exchangeable (together with an equal number of Class B Shares currently owned by the Reporting Persons) after the Issuer’s initial business combination on a one-for-one basis into Class A Shares (or, at the election of the Issuer, cash) and have no expiration date, and (ii) 10,900,000 Private Placement Warrants.

(2)	Calculated based on (a) 34,502,500 Class A Shares outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (b) 19,435,000 Class A Shares issuable in connection with the Opco Units and Private Placement Warrants. The Class B Shares (together with an equal number of corresponding Opco Units) are convertible into an equivalent number of Class A Shares, and, prior to such exchange, the Class B Shares vote together with the Class A Shares on all matters and accordingly provides as-converted voting rights to holders of Opco Units.

CUSIP No. G75529 100

1.	Names of Reporting Persons J. Kyle Derham
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,437,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,437,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,437,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 36.0%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (a) 2,500 Class A Shares and (b) 19,435,000 Class A Shares issuable in respect of (i) 8,535,000 Opco Units, which, pursuant to the Opco LLC Agreement, will be exchangeable (together with an equal number of Class B Shares currently owned by the Reporting Persons) after the Issuer’s initial business combination on a one-for-one basis into Class A Shares (or, at the election of the Issuer, cash) and have no expiration date, and (ii) 10,900,000 Private Placement Warrants.

(2)	Calculated based on (a) 34,502,500 Class A Shares outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (b) 19,435,000 Class A Shares issuable in connection with the Opco Units and Private Placement Warrants. The Class B Shares (together with an equal number of corresponding Opco Units) are convertible into an equivalent number of Class A Shares, and, prior to such exchange, the Class B Shares vote together with the Class A Shares on all matters and accordingly provides as-converted voting rights to holders of Opco Units.

Item 1(a).	Name of Issuer

Rice Acquisition Corp. II

Item 1(b).	Address of the Issuer’s Principal Executive Offices

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Rice Acquisition Sponsor II LLC

(ii)	Daniel J. Rice, IV

(iii)	J. Kyle Derham

Item 2(b).	Address of the Principal Business Office, or if None, Residence:

C/O Rice Acquisition Corp. II

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

G75529 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Rice Acquisition Sponsor II LLC is the record holder of the securities reported herein. Daniel J. Rice, IV and J. Kyle Derham are each managing members of Rice Acquisition Sponsor II LLC. As such, Messrs. Rice and Derham may be deemed to have or share beneficial ownership of the shares and units held directly by Rice Acquisition Sponsor II LLC. This Statement shall not be deemed an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or Section 13(g), the beneficial owner of any of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

RICE ACQUISITION SPONSOR II LLC

/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Attorney-in-Fact (pursuant to the Power of Attorney, dated June 15, 2021, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Rice Acquisition Sponsor II LLC on June 15, 2021)

DANIEL J. RICE, IV

/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Attorney-in-Fact for Daniel J. Rice, IV (pursuant to the Power of Attorney, dated June 15, 2021, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Rice on June 15, 2021)

J. KYLE DERHAM

/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Attorney-in-Fact for J. Kyle Derham (pursuant to the Power of Attorney, dated June 15, 2021, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Derham on June 15, 2021)

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A ordinary shares, par value $0.0001 per share, of Rice Acquisition Corp. II (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 11, 2022

RICE ACQUISITION SPONSOR II LLC

/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:

Attorney-in-Fact (pursuant to the Power of Attorney, dated June 15, 2021, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Rice Acquisition Sponsor II LLC on June 15, 2021)

DANIEL J. RICE, IV

/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:

Attorney-in-Fact for Daniel J. Rice, IV (pursuant to the Power of Attorney, dated June 15, 2021, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Rice on June 15, 2021)

J. KYLE DERHAM

/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:

Attorney-in-Fact for J. Kyle Derham (pursuant to the Power of Attorney, dated June 15, 2021, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Derham on June 15, 2021)